UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fallbrook Capital Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26610 Agoura Rd, Suite 120
(No. and Street)

Calabasas	CA	91302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Kinzer 678-525-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's. P.C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd. Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandt Blanken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fallbrook Capital Securities Corp., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARK GROSE
NOTARY PUBLIC-STATE OF UTAH
COMMISSION EXP. 10/15/2022
COMMISSION NO. 702897

Signature

President
Title

02/26/2021
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALLBROOK CAPITAL SECURITIES CORP.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Fallbrook Capital Securities Corp

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fallbrook Capital Securities Corp. as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fallbrook Capital Securities Corp as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fallbrook Capital Securities Corp's management. Our responsibility is to express an opinion on Fallbrook Capital Securities Corp's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fallbrook Capital Securities Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 26, 2021

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	456,577
Accounts receivable		407,895
Prepaid expenses and other		20,154
Total assets	$	884,626

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	327,536
Deferred revenue		157,000
Total liabilities		484,536

STOCKHOLDER'S EQUITY:

Capital stock $100 par value, 100 shares authorized, issued and outstanding	10,000
Additional paid-in-capital	24,057
Retained earnings	366,033
Total stockholder's equity	400,090
Total liabilities and stockholder's equity	$ 884,626

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

Fallbrook Capital Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). In 2000, the Company reached an agreement with the NASD (now FINRA). The agreement was amended in March, 2007 to include additional services. The firm is approved to conduct business in private placements, limited partnerships, mutual funds, merger & acquisition activity and third-party marketing of hedge funds.

The Company's main office is located in Calabasas, California and has twenty-four registered persons. The Company's Revenue is derived from (1) commissions generated on a best-efforts basis, from the sale of private placements of direct participation programs of tax incentive investments to corporate and institutional investors; and (2) from fees generated from mergers and acquisitions activities, also on a best-efforts basis.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company, with the consent of its sole stockholder, has elected to be taxed as an S Corporation under Subchapter S of the Internal Revenue Code that provides, in lieu of corporate income taxes, the stockholder separately accounts for his share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.

Refer to *Note 3. Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Subsequent Events

The Company evaluated subsequent events through February 26, 2021, the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements except as indicated in Note 8.

The Company is evaluating new accounting standards and will implement as required.

3. Revenue from Contracts with Customers and Deferred Revenue

Commissions, M&A Fees and Consulting

The Company provides advisory and consulting services on mergers and acquisitions (M&A) and corporate finance activity. Revenue from advisory and consulting arrangements is recognized at the point in time that performance obligations under the arrangement is completed. Contracts may contain nonrefundable retainer fees which are typically fixed and/or

3. Revenue from Contracts with Customers (continued)

Commissions, M&A Fees and Consulting (continued)

success fees or commissions which may be fixed or represent a percentage of value that the customer receives if and when the related corporate finance activity is completed. In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee or commission subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2020, the Company had net capital of $299,577 which was $267,275 in excess of its required net capital of $32,302. The Company's ratio of aggregate indebtedness to net capital was 1.62 to 1.

5. Accounts Receivable

Accounts receivable consists of commissions, the Company believes the entire amount is collectible and that no allowance is required as of December 31, 2020. Accounts receivable are due on receipt of services.

6. Concentrations

For the year ended December 31, 2020 94% of the Company's revenue was derived from its three largest customers.

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

7. Commitments and Contingencies

The Company has evaluated commitments and contingencies and has determined that no significant commitments and contingencies exist as of December 31, 2020.

8. Related Party

The Company pays a related party through an expense sharing agreement for travel, marketing and payroll. The terms are one year from June 1, 2016 and renews automatically unless terminated by either party. No expenses were incurred and no amounts were paid pursuant to this agreement during 2020.

Effective January 1, 2020, the Company leased office space from the related party pursuant to a one year agreement, with annual renewals, unless terminated by either party. The Company paid rent of $25,469 during the year-ended December 31, 2020.

There were no amounts due to or from related parties as of December 31, 2020.

9. Investments at Fair Value

Accounting principles generally accepted in the United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
•   Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
•   Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company held a warrant to purchase shares in a Level 3 security, the shares were not purchased and as per the termination agreement, the warrant terminated and the Company was paid $22,766 in 2020. The security was previously thought to have no market value. The gain on the termination is recorded as realized gain on investment in the statement of operations.